                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                              Empire Resorts, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   292052-10-7
                     --------------------------------------
                                 (CUSIP Number)


                                 Maurice Dabbah
                              4, Rue du Mont Blanc
                             1201 Geneva-Switzerland
                                  4122-732-3501
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Maureen W. McCarthy, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                                  May 28, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------------------------
CUSIP No. 292052-10-7

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON:
          Maurice Dabbah

 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [X]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS
          OO
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    -0-
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     2,006,292
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  -0-
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,006,292
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
          2,006,292
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
 -----------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in his name except to the extent of his pecuniary interest therein.

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----------------------------------------------
CUSIP No. 292052-10-7

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON:
          Monticello Realty L.L.C.

 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [X]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS
          OO
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    -0-
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     2,006,292
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  -0-
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,006,292
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
          2,006,292
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
 -----------------------------------------------------------------------------

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----------------------------------------------
CUSIP No. 292052-10-7

 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON:
          Manhattan Development Corporation

 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [X]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS
          OO
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    -0-
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     2,006,292
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  -0-
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,006,292
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
          2,006,292
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
 -----------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of shares not held in his name except to the extent of his pecuniary interest therein.

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                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 1 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Persons and refers only to information which has materially changed since the filing of the original Schedule 13D by the Reporting Persons on January 21, 2004. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the original Schedule 13D is hereby amended in its entirety, as follows:

            (a) The foregoing is based upon 26,037,968 shares of the Common Stock outstanding on May 14, 2004, as set forth in the Company's Form 10-QSB filed on May 17, 2004. As discussed more fully in Item 5(b) below, the LLC, MDC and Maurice Dabbah beneficially own 2,006,292 shares of Common Stock, representing 7.7% of the class.

            (b) On April 12, 2004, the LLC transferred 220,000 shares of the Common Stock held by the LLC to certain of its members. On May 28, 2004, the LLC transferred 3,505,969 shares of the Common Stock held by the LLC to certain of its members. The LLC holds 2,006,292 shares of the Common Stock. MDC is the Manager of the LLC and Maurice Dabbah is the President and sole stockholder of MDC. As a result, each of the Reporting Persons has shared power to vote and shared power to dispose or to direct the disposition of all 2,006,292 shares of the Common Stock held by the LLC.

            (c) Except for the transactions described in this Amendment No.1 to
Schedule 13D, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

            (d) NA

            (e) NA

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Contribution Agreement, dated as of December 12, 2003. (Incorporated by reference--filed as an exhibit to Form S-4/A filed by Empire Resorts, Inc. on December 12, 2003.)

Exhibit 2.  Agreement of Joint Filing.

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                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 28, 2004                        /s/ Maurice Dabbah
                                           -------------------------------------
                                               Maurice Dabbah


                                           MONTICELLO REALTY L.L.C.
                                           By:  MANHATTAN DEVELOPMENT
                                                CORPORATION, Its Manager


Date:  May 28, 2004                        By:  /s/ Maurice Dabbah
                                              ----------------------------------
                                              Name:  Maurice Dabbah
                                              Title:  President

                                           MANHATTAN DEVELOPMENT CORPORATION


Date:  May 28, 2004                        By:  /s/ Maurice Dabbah
                                              ----------------------------------
                                              Name:  Maurice Dabbah
                                              Title:  President